

October 10, 2017

Hoyoung Huh
Secretary
AntriaBio, Inc.
1450 Infinite Drive
Louisville, CO 80027

> **Re: AntriaBio, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 27, 2017**
> **File No. 000-54495**

Dear Dr. Huh:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal 6 Reverse Stock Split

1. Please expand your disclosure to specifically state whether you have any plans, proposals or arrangements, written or oral, to issue any of the newly available shares of common stock resulting from the reverse stock split for general corporate or any other purposes. If there are any such plans, please describe them.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dorrie Yale at 202-551-8776 or Suzanne Hayes, Assistant Director, at 202-551-3675 with any questions.

Division of Corporation Finance
Office of Healthcare and
Insurance